SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number (0-027957)

                           NOTIFICATION OF LATE FILING



(Check One):  [X] Form 10-K  [ ] Form 11-K    [ ] Form 20-F     [ ] Form 10-Q
[ ] Form N-SAR

For Period Ended: December 31, 2000
                  -----------------


[ ] Transition Report on Form 10-K       [ ] Transition Report on From 10-Q
[ ] Transition Report on Form 20-F       [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:  ______________________

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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a p0ortion of the filing checked above, identify the item(s) to which the notification relates:


                         PART I - REGISTRANT INFORMATION

Full Name of Registrant:        Rbid.com, Inc.
                           -----------------------

Former Name if Applicable: Not Applicable


                          2030 Main Street, Suite 150
                          ---------------------------
           Address of Principal Executive Office (Street and Number)

                            Irvine, California 96214
                            ------------------------
                            City, State and Zip Code


                        PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         [ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [x] (b) The subject annual report, semi-annual report, transition report on form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(C)has been attached if applicable.


                               PART 111-NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

Rbid.com, Inc. (the "Company") filed an amended Form10-SB on February 29, 2000 and June 26, 2000 and the Securities And Exchange Commission responded October 11, 2000 and October 13, 2000 with a comment/changes letter thereto which would have an effect on the information submitted in the Form 10K-SB which is due on April 2, 2001. The Company desires to file an accurate Form 10K-SB and hereby requests an extension to file. In addition the Company is awaiting certain 3rd party information that is necessary to prepare its financial statements in accordance with generally accepted accounting principles. The Company anticipates receiving the required information and filing its Form 10K-SB within the next 15 days.



                            PART IV-OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  Horst Danning             (949)             838-0111
                  -------------             -----             --------
                     (Name)               (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Rbid.com, Inc.
(Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereto duly authorized.


By: /s/  Horst Danning
----------------------
         Horst Danning, Chief Executive Officer

Date:    March 28, 2000


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.